FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of February


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Media
Information

                          19 February 2004
             BG to acquire interests offshore Mauritania

BG Group announces that it has today signed a Sale and Purchase Agreement with Hardman Resources Limited, an Australian independent exploration company, for the acquisition by BG of Mauritania Holdings BV, a Hardman Resources subsidiary that owns interests in Production Sharing Contracts (PSCs) A and B covering blocks 3, 4 and 5 offshore Mauritania, West Africa.

Through this acquisition BG Group will obtain a 13.084 per cent interest in the PSC covering area A and an 11.630 per cent interest in the PSC covering area B for an aggregate cash consideration of US$132 million, plus up to a further US$5.1 million that is contingent on the attainment of certain exploration and production milestones.

Speaking today, BG Group Managing Director and Executive Vice President Mediterranean Basin and Africa, Stuart Fysh, said:

"This transaction adds an attractive upstream position to BG's upstream inventory as these blocks offshore Mauritania have proven oil reserves and good potential for gas reserves. Additionally, they are well positioned in the context of BG's Atlantic Basin strategy. We look forward to working with the existing partners to build on their success to date in these blocks."

The transaction is expected to be completed in the second quarter. It is subject to consent from the other existing participants, Woodside Petroleum Limited, Fusion Oil and Gas plc, and Roc Oil Company.

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors that could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.


Notes to Editors:

Recent wells in PSCs A and B offshore Mauritania have made three hydrocarbon discoveries - the Chinguetti Field, the Tiof Field and the Banda Field.

BG Group plc works across the spectrum of the gas chain. Active on five continents in some 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power. The company's core geographical areas are the UK, Egypt, South America, Kazakhstan, India and Trinidad & Tobago.

Enquiries:

Communications          Trina Fahey / Chris Carter   +44 (0) 118 929 3110 / 2597

Investor Relations      Chris Lloyd/Brian
                        McCleery/Helen Parris        +44 (0) 118 929 3025

Out of hours pager:                                  + 44 (0)7693 309543

Website: www.bg-group.com

PR 10982


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 19 February 2004                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary